Cesca Therapeutics Inc.
2711 Citrus Road
Rancho Cordova, California 95742

April 1, 2014

VIA EDGAR

Russell Mancuso
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cesca Therapeutics Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 333-82900________________________

Dear Mr. Mancuso:

In response to the Staff’s comment letter dated March 28, 2014, regarding Cesca Therapeutics Inc.’s (the "Company’s") Amendment no. 1 to Preliminary Proxy Statement on Schedule 14A filed on March 25, 2014, we are responding as follows.

Comment No. 1

We have revised proposal 2 to clarify that we are only seeking to amend the bylaws consisting of administrative functions to reflect the name change and to provide notice and shareholder list electronically.

With regards to seeking to amend the bylaws to provide advance notice provisions for the nomination of directors and for other business purposes, we are seeking shareholder approval for these two matters separately as proposals 4 and 5.

Appendix A

Comment No. 2

We have revised the definition of Current Bylaws on page 28 to refer to the bylaws that were filed with the Commission as Exhibit 3.1(b) to Form 10-KSB/A filed November 4, 1994 amending the Form 10-KSB for the year ended June 30, 1994.

The Company hereby acknowledges the following:

(i)            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)            the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding Amendment no. 2 to Preliminary Proxy Statement on Schedule 14A or our responses to the Staff’s comment letter, please contact our counsel Daniel Eng of Weintraub Tobin at (415) 772-9608.

Very truly yours,
Cesca Therapeutics Inc.

By: /s/ Matthew T. Plavan
Matthew T. Plavan
Chief Executive Officer